SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

UPM-Kymmene Corporation Stock Exchange Release February 26, 2007 at 12:00

UPM sells industrial wrapping producer Walki Wisa to CapMan and focuses its converting operations on self-adhesive labelstock

UPM has signed an agreement on the sale of the Walki Wisa Group, a business unit of UPM’s Converting Division, to funds managed by the Finnish private equity investment company CapMan. The parties have agreed not to disclose the sale price. UPM estimates the sale of the business will result in a capital gain of around EUR 25 million. The final figure will be determined based on the accounts to be prepared as at the closing of the deal. The transaction is expected to be concluded in the second quarter of 2007. The deal is subject to approval by competition authorities.

Walki Wisa is Europe’s leading producer of wrappings and composite materials for industrial applications. Its products are used in, among other sectors, paper, metal and packaging industries. The production plants are located in Finland, Sweden, Germany, Great Britain and China. Walki Wisa’s sales amounted to EUR 287 million in 2006. Walki Wisa employs about 950 people, some 600 of them in Finland.

The sale of Walki Wisa complies with UPM’s strategy to divest non-core businesses. With this sale, UPM will focus on developing its converting operations on the rapidly growing self-adhesive labelstock and RFID business, in which UPM has invested strongly over recent years.

CapMan is one of the leading private equity investors in the Nordic countries. It manages Nordic funds worth approx. EUR 2.9 billion in total capital. The CapMan team comprises 100 people in Helsinki, Stockholm, Copenhagen and Oslo. The B shares of CapMan Plc are listed on the Main List of the Helsinki Stock Exchange.

For further information please contact:

Mr Matti Lindahl, President, Special Coatings Business, UPM, tel. +49 171 6127 688

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2007	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations